Media release

Rio Tinto prices Maximum Tender Offer

21 June 2016

Rio Tinto has today priced the Maximum Tender Offer under its plan to reduce gross debt by $3 billion. The offer is part of the Rio Tinto’s ongoing capital management.

The Maximum Tender Total Consideration payable in connection with the Maximum Tender Offer by Rio Tinto Finance (USA) Limited has been set at $1,069.72 for its 3.500 per cent Notes due 2020, $1,094.06 for its 4.125 per cent Notes due 2021 and $1,078.46 for its 3.750 per cent Notes due 2021. The Maximum Tender Offer Total Consideration payable by Rio Tinto Finance (USA) plc has been set at $1,046.94 for its 3.500 per cent Notes due 2022 and $1,016.14 for its 2.875 per cent Notes due 2022, in each case per $1,000 principal amount of notes.

Subject to the terms of the Maximum Tender Offer, all Maximum Tender Securities validly tendered and not validly withdrawn at or prior to the Maximum Tender Early Tender Deadline with an Acceptance Priority Level higher than three have been accepted for purchase. Subject to the terms of the Maximum Tender Offer, Maximum Tender Securities validly tendered and not validly withdrawn at or prior to the Maximum Tender Early Tender Deadline with Acceptance Priority Level three have been prorated using a proration factor of approximately 3.20 per cent. All Maximum Tender Securities not accepted as a result of proration have been rejected from the Maximum Tender Offer. No Maximum Tender Securities tendered after the Maximum Tender Early Tender Deadline have been or will be accepted for purchase. The Maximum Tender Offer will expire on 5 July 2016 at 11:59pm, New York City time.

Maximum
			Accept	Principal				Tender
			-ance	Amount	Fixed	Reference US		Total
Title of	Issuer and		priority	to be	Spread	Treasury	Reference	Considera-
Security	Offeror	CUSIP/ISIN	level	Purchased	(bps)	Security	Yield(1)	tion(1) (2) (3)

3.500% Notes	Rio Tinto	767201AK2/	1	$487,611,000	65	1.375% U.S.	1.179%	$1,069.72
due 2020	Finance (USA)	US767201AK23				Treasury
	Limited					Notes due 31
May, 2021

4.125% Notes	Rio Tinto	767201AN6/	2	$337,878,000	92	1.375% U.S.	1.179%	$1,094.06
due 2021	Finance (USA)	US767201AN61				Treasury
	Limited					Notes due 31
May, 2021

3.750% Notes	Rio Tinto	767201AQ9/	2	$400,789,000	98	1.375% U.S.	1.179%	$1,078.46
due 2021	Finance (USA)	US767201AQ92				Treasury
	Limited					Notes due 31
May, 2021

3.500% Notes	Rio Tinto	76720AAC0/	3	$11,528,000	140	1.375% U.S.	1.179%	$1,046.94
due 2022	Finance (USA)	US76720AAC09				Treasury
	plc					Notes due 31
May, 2021

2.875% Notes	Rio Tinto	76720AAF3/	3	$14,551,000	140	1.375% U.S.	1.179%	$1,016.14
due 2022	Finance (USA)	US76720AAF30				Treasury
	plc					Notes due 31
May, 2021

Note:

(1)	The Reference Yield and the Maximum Tender Offer Consideration for each series of the Maximum Tender Securities was determined on 21 June 2016 at 11am, New York City time, as described in the Offer to Purchase.
(2)	Per $1,000 principal amount of Maximum Tender Securities validly tendered and accepted for purchase.
(3)	Maximum Tender Total Consideration includes the Early Tender Premium of $30 per $1,000.

Capitalised terms in this announcement have the same meaning as assigned to them in the Offer to Purchase dated 7 June 2016.

The Maximum Tender Offer Early Settlement Right has been exercised and therefore the settlement date for the Maximum Tender Offer will be 22 June 2016.

Summary of Offers

A total of $3 billion aggregate principal amount of Securities have been or will be purchased under the Any and All Offer which commenced on 7 June and expired on 13 June 2016 and the Maximum Tender Offer which commenced on 7 June and will expire on 5 July 2016, as summarised in the table below. The Securities purchased will be retired and cancelled and no longer remain outstanding.

Title of			Principal Amount		Accrued
Security	Issuer and Offeror	CUSIP/ISIN	Purchased(4)	Consideration(5)	Interest(5)(6)

6.500% Notes	Rio Tinto Finance	767201AC0/	$942,975,000	$1,108.33	$26.902778
due 2018	(USA) Limited	US767201AC07

2.250% Notes	Rio Tinto Finance	76720AAM8/	$804,560,000	$1,024.36	$11.250000
due 2018	(USA) plc	US76720AAM80

3.500% Notes	Rio Tinto Finance	767201AK2/	$487,611,000	$1,069.72	$4.861111
due 2020	(USA) Limited	US767201AK23

4.125% Notes	Rio Tinto Finance	767201AN6/	$337,878,000	$1,094.06	$3.666667
due 2021	(USA) Limited	US767201AN61

3.750% Notes	Rio Tinto Finance	767201AQ9/	$400,789,000	$1,078.46	$9.583333
due 2021	(USA) Limited	US767201AQ92

3.500% Notes	Rio Tinto Finance	76720AAC0/	$11,528,000	$1,046.94	$8.750000
due 2022	(USA) plc	US76720AAC09

Title of			Principal Amount		Accrued
Security	Issuer and Offeror	CUSIP/ISIN	Purchased(4)	Consideration(5)	Interest(5)(6)

2.875% Notes	Rio Tinto Finance	76720AAF3/	$14,551,000	$1,016.14	$9.663194
due 2022	(USA) plc	US76720AAF30

(4)	Settlement of 3.500% Notes due 2020, 4.125% Notes due 2021, 3.750% Notes due 2021, 3.500% Notes due 2022 and 2.875% Notes due 2022 will be on 22 June 2016.
(5)	Per $1,000 principal amount of Securities validly tendered and accepted for purchase.
(6)	Payable up to the Any and All Settlement Date or Maximum Tender Offer Settlement Date, as applicable, as described in the Offer to Purchase. The payment of accrued interest on the 2.250% Notes due 2018 was included in the regular coupon payment of the Notes that was made on 14 June 2016.

The Lead Dealer Managers for the offers are Citigroup Global Markets Limited, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Mitsubishi UFJ Securities (USA), Inc. The Co-Dealer Managers are Natixis Securities Americas LLC, RBS Securities Inc., Santander Investment Securities Inc. and Standard Chartered Bank. Questions regarding the offers may be directed to:

Citigroup Global Markets Limited
Toll Free: +1 (800) 558 3745
Collect: +1 (212) 723 6106
London: +44 (0) 20 7986 8969

J.P. Morgan Securities LLC
Toll Free: +1 (866) 834 4666
Collect: +1 (212) 834 3424
London: +44 (0) 20 7134 2468

HSBC Securities (USA) Inc.
Toll Free: +1 (888) HSBC-4LM
Collect: +1 (212) 525-5552
London: +44 (0) 20 7992 6237

Mitsubishi UFJ Securities (USA), Inc.
Toll Free: +1 (877) 744-4532
Collect: +1 (212) 405-7481
London: +44 (0) 20 7577 4048/4218

Copies of the Offer to Purchase may be obtained from the Depositary and Information Agent, Global Bondholder Services Corporation at +1 (866) 470 3800 (toll-free) or +1 (212) 430 3774 (collect) or in writing at 65 Broadway, Suite 404, New York, New York 10006.

Contacts

 media.enquiries@riotinto.com

 www.riotinto.com

Media Relations, EMEA/Americas	Media Relations, Australia/Asia
Illtud Harri	Ben Mitchell
T +44 20 7781 1152	T +61 3 9283 3620
M +44 7920 503 600	M +61 419 850 212

David Outhwaite	Bruce Tobin
T +44 20 7781 1623	T +61 3 9283 3612
M +44 7787 597 493	M +61 419 103 454

David Luff	Matthew Klar
T +44 20 7781 1177	T +61 7 3625 4244
M +44 7780 226 422	M +61 457 525 578

Investor Relations, EMEA/Americas	Investor Relations, Australia/Asia
John Smelt	Natalie Worley
T +44 20 7781 1654	T +61 3 9283 3063
M +44 7879 642 675	M +61 409 210 462

David Ovington	Rachel Storrs
T +44 20 7781 2051	T +61 3 9283 3628
M +44 7920 010 978	M +61 417 401 018

Grant Donald
T +44 20 7781 1262
M +44 7920 587 805

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

NOTICE AND DISCLAIMER

This press release is neither an offer to purchase, nor a solicitation of an offer to sell the Securities or any other securities. The Companies are making the offers only by, and pursuant to, the terms of the Offer to Purchase and, in the case of the Any and All Offer, the Notice of Guaranteed Delivery. The offers are not being made in any jurisdiction in which the making of or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of the Companies, the Guarantors, the Dealer Managers, the Depositary or the Information Agent is making any recommendation as to whether Holders should tender or refrain from tendering their Securities in response to the Offers or how much they should tender. Each Holder must make his, her or its own decision as to whether to tender or refrain from tendering Securities and, if a Holder determines to tender, as to how many Securities of each Series to tender.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Offer to Purchase do not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Companies, the Guarantors, the Dealer Managers the Depositary and the Information Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons to whom they can lawfully be circulated outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Order), or within Article 43(2) of the Order, or within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (such persons together being the “Relevant Persons”). This announcement, the Offer to Purchase and any other documents or materials relating to the Offers are only available to Relevant Persons and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons, and this Offer to Purchase must not be relied or acted upon by persons other than Relevant Persons.

Belgium

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers in respect of each Series of Securities have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (“Authorite des services et marches financiers/Autoriteit financiele diensten en markten”) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids (the “Belgian Takeover Law”) as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and none of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account or (ii) in any circumstances set out in Article 6, § 4 of the Belgian Takeover Law. This announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purposes or disclosed to any other person in Belgium.

France

The Offers are not being made, directly or indirectly, to the public in France. None of this announcement, the Offer to Purchase nor any other documents or offering materials relating to the Offers in respect of each Series of Securities have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portfeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Offers. Neither this announcement nor the Offer to Purchase has been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation.

A holder of Securities located in the Republic of Italy can tender Securities through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offers.

General

Neither this announcement nor the Offer to Purchase constitutes an offer to buy or a solicitation of an offer to sell Securities, and tenders of Securities in the Offers will not be accepted from Holders, in any jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and a Dealer Manager or its affiliate is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made on behalf of the relevant Company by such Dealer Manager or such affiliate, as the case may be, and no Offer is made in any such jurisdiction where the relevant Dealer Manager or its affiliate is not so licensed.